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                            EXHIBIT 12(a)

                 CHASE PREFERRED CAPITAL CORPORATION
          Computation of ratio of earnings to fixed charges
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

                                    For the Period from
                              Inception (September 18, 1996)
                              through December 31, 1996
                              (in thousands, except ratio):
Net income                                               $22,085

Fixed charges:
   Advisory fees                                              71

Total fixed charges                                           71

Earnings before fixed charges                            $22,156

Fixed charges, as above                                  $    71

Ratio of earnings to fixed charges                        312.06


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